Mail Stop 3561

July 13, 2007

Mr. William Erfurth
Chief Executive Officer
Modern City Entertainment, Inc.
8551 Sunrise Boulevard, Suite 210
Fort Lauderdale, FL 33322

> **Re:** **Modern City Entertainment, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **March 31, 2006**
> **Filed July 9, 2007**
> **File No. 000-50468**

Dear Mr. Erfurth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended March 31, 2006

Exchange Act Reports

1. We reviewed your response to our prior comment eight, noting your timeframe to file all of your delinquent periodic Exchange Act Reports. As of the date of this letter these reports have not been filed and continue to be delinquent, thus the comment will be reissued. Please file your delinquent periodic reports immediately or tell us when such reports will be filed.

2. Upon review of your Form 8-K filed May 9, 2007, we note you acquired Modern City Entertainment LLC on February 28, 2007. Please amend your Form 8-K to include pre-acquisition financial statements for Modern City Entertainment LLC and pro forma information as prescribed by Items 310(c) and 310(d) of Regulation S-B. As it appears you were a shell company prior to this acquisition, this information was to be filed within 4 business days of the consummation of the transaction.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    Tia Jenkins
    Senior Assistant Chief Accountant
    Office of Emerging Growth Companies